HOME EQUITY ASSET TRUST 2007-1

DERIVED INFORMATION [1/10/06]

[$970,000,000]
Senior, Mezzanine & Subordinate Bonds Offered
(Approximate)

[$980,000,100]
Total Certificates Offered & Non-Offered
(Approximate)

Home Equity Pass-Through Certificates, Series 2007-1

Credit Suisse First Boston Mortgage Securities Corp.

Depositor

[U.S. Bank, N.A.]

Trustee

The issuer has filed a (i) registration statement (including a prospectus) with a file number of 333-135481 and (ii) a Term Sheet Supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Term Sheet Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement that will be prepared for the securities offering to which this free writing prospectus relates. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus is preliminary, and may be superseded by an additional free writing prospectus provided to you prior to the time you enter into a contract of sale.  This preliminary free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to herein.  The securities are being offered when, as and if issued.  In particular, you are advised that these securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus.  As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials.  Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

A contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any —indications of interest“ expressed by you, and any —soft circles“ generated by us, will not create binding contractual obligations for you or us. You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

Home Equity Asset Trust 2007-1 Credit Suisse Securities (USA) LLC

All records

Disclaimer

All information on the Mortgage Loans is approximate, includes a portion of the prefunding, and is based off of rolled scheduled balances as of the 1/01107 cutoff date. The final numbers will be found in the prospectus supplement. Thirty-day delinquencies and sixty-day delinquencies will represent less than 1.5% and 0.5% of the Mortgage Loans, respectively. The Original Loan-to-Value (OLTV) ratio displayed in the tables below employs the Combined Loan-to-Value (CLTV) ratio in the case of second liens.

Portfolio Summary

Total Number of Loans:

5,061

Total Outstanding Loan Balance ($):

993,971,452

Total Expected Collateral Balance ($):

1,000,000,100

Total Expected Collateral Balance - Selection ($):

1,000,000,100

Average Loan Current Balance ($):

196,398

Weighted Average Original LTV (%) *:

81.4

Weighted Average Coupon (%):

8.16

Arm Weighted Average Coupon (%):

8.00

Fixed Weighted Average Coupon (%):

8.90

Weighted Average Margin (%):

6.13

Weighted Average FICO (Non-Zero):

635

Weighted Average Age (Months):

3

% First Liens:

95.4

% Second Liens:

4.6

°A Arms:

81.9

% Fixed:

18.1

% Interest Only:

15.2

% of Loans with Mortgage Insurance:

0.0

Product	No of Loans	Total Scheduled Balance	% Scheduled Balance	WAC	WA OLTV *	WA FICO
Arm 1Y	1	89,283	0.0	8.25	90.0	589
Arm 2/28	1,085	192,865,196	19.4	8.49	81.1	609
Arm 2128 - 120m IO	6	2,029,367	0.2	7.26	76.8	674
Arm 2128 - 24m IO	4	1,516,100	0.2	7.26	78.8	640
Arm 2/28 - 60m 10	333	104,653,236	10.5	7.42	79.8	662
Arm 2128 - Balloon 40/30	673	170,634,763	17.2	8.19	81.2	620
Arm 2128 - Balloon 45/30	435	107,739,485	10.8	7.71	79.1	658
Arm 2128 - Balloon 50/30	80	25,467,028	2.6	7.56	80.2	657
Arm 2/28 - Dual 40/30	5	1,054,726	0.1	7.66	82.3	631
Arm 3127	245	43,074,477	4.3	8.55	84.1	627
Arm 3127 - 120m IO	1	316,000	0.0	8.50	80.0	664
Arm 3/27 - 24m 10	1	304,000	0.0	7.99	80.0	622
Arm 3/27 - 60m 10	100	29,205,720	2.9	7.43	83.4	672
Arm 3127 - Balloon 40/30	227	57,493,877	5.8	8.10	83.6	630
Arm 3127 - Balloon 45/30	216	44,472,225	4.5	7.60	78.7	656
Arm 3/27 - Balloon 50/30	23	7,620,804	0.8	7.51	81.1	649
Arm 5125	33	6,194,385	0.6	7.91	76.0	628
Arm 5125 - 60m IO	24	9,114,600	0.9	7.42	80.6	659
Arm 5125 - Balloon 40/30	19	4,944,280	0.5	7.10	76.3	638
Arm 5/25 - Balloon 45130	17	3,456,678	0.3	7.36	77.6	675
Arm 5125 - Balloon 50/30	4	817,787	0.1	7.12	66.2	590
Arm 7/23 - Balloon 45130	3	615,922	0.1	7.01	76.5	684
Fixed Balloon 30/15	375	26,215,514	2.6	11.68	99.5	661
Fixed Balloon 40/30	123	20,238,395	2.0	8.22	81.2	628
Fixed Balloon 45130	85	15,407,766	1.6	7.97	80.4	620
Fixed Balloon 50/30	7	2,168,126	0.2	7.00	78.6	652
Fixed Rate	919	112,244,231	11.3	8.59	81.5	633
Fixed Rate - 120m IO	2	480,000	0.0	8.11	85.6	664
Fixed Rate - 60m IO	15	3,537,482	0.4	7.35	79.5	650
Total:	5,061	993,971,452	100.0	8.16	81.4	635

(*) For second liens, CLTV is employed in this calculation